SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of May, 2001


                                 AMDOCS LIMITED

                           Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


          FORM 20 F    X                     FORM 40 F
                     -----                             ----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)


          YES                                NO     X
                     -----                        -----

          On May 24, 2001, Amdocs Limited ("Amdocs") announced the private placement of $500,000,000 of its 2% Convertible Notes due 2008. Amdocs granted the initial purchaser of the Notes an option to purchase an additional $100,000,000 aggregate principal amount of the Notes to cover over-allotments.

          Attached as Exhibit 99.1 and incorporated herein by reference in its entirety is a copy of the press release dated May 24, 2001 announcing the pricing of the offering.

                                    EXHIBITS

EXHIBIT
   NO.            DESCRIPTION

99.1              Amdocs Press Release dated May 24, 2001.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     AMDOCS LIMITED


Date: May 24, 2001                   By:   /s/ Thomas G. O'Brien
                                        -------------------------------------
                                     Thomas G. O'Brien
                                     Treasurer and Secretary
                                     Authorized U.S. Representative

                                  EXHIBIT INDEX


EXHIBIT
   NO.            DESCRIPTION

99.1              Amdocs Press Release dated May 24, 2001.